September 25, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE
Washington, D.C. 20549

Attn:	Pam Howell and James Lopez

Re:	10X Capital Venture Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted August 25, 2020

CIK No. 0001821595

Dear Ms. Howell and Mr. Lopez:

On behalf of our client, 10X Capital Venture Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 16, 2020, relating to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on August 25, 2020 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received by the Staff and certain updated information. We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

DRS Form S-1

Prospectus Cover Page, page i

1.	Please limit the prospectus cover page to one page, as required by Item 501(b) of Regulation S-K.

Response: The Company has revised the prospectus cover page to be limited to one page.

* * *

United States Securities and Exchange Commission

September 25, 2020

Please do not hesitate to contact Elliott Smith at (202) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

cc:	Hans Thomas, 10X Capital Venture Acquistion Corp.